Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 2, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on July 2, 2004, entitled "Elisabeth Berge new permanent secretary in MPE".

Elisabeth Berge new permanent secretary in MPE

At the Council of State today, 2 July, executive vice president Elisabeth Berge was appointed new permanent secretary of the Ministry of Petroleum and Energy. Ms Berge has worked for Statoil (OSE:STL, NYSE:STO) since 1990.

For the past three years Ms Berge has held the post of executive vice president for Corporate Communication. She worked at the Ministry of Petroleum and Energy from 1981 until she joined Statoil.

Elisabeth Berge is selling all her shares in Statoil ASA today.

Further information from:

Investor relations:
Mari Thjømøe +47 51 99 77 90 (office), +47 90 77 78 24 (mobile)

Public affairs:
Wenche Skorge, +47 51 99 79 17 (office), +47 91 87 07 41 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: July 2, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer